
<ARTICLE> 5
<MULTIPLIER> 1,000

<PERIOD-TYPE>                   9-MOS
<FISCAL-YEAR-END>                          DEC-31-1997
<PERIOD-START>                             JAN-01-1997
<PERIOD-END>                               SEP-28-1997
<CASH>                                           6,556
<SECURITIES>                                         0
<RECEIVABLES>                                   46,322
<ALLOWANCES>                                     5,221
<INVENTORY>                                    105,864
<CURRENT-ASSETS>                               193,351
<PP&E>                                         162,228
<DEPRECIATION>                                  73,395
<TOTAL-ASSETS>                                 313,079
<CURRENT-LIABILITIES>                           62,314
<BONDS>                                        164,300
<COMMON>                                           137
<PREFERRED-MANDATORY>                                0
<PREFERRED>                                          0
<OTHER-SE>                                      77,191
<TOTAL-LIABILITY-AND-EQUITY>                   313,079
<SALES>                                        357,112
<TOTAL-REVENUES>                               396,693<F1>
<CGS>                                          216,286
<TOTAL-COSTS>                                  328,605
<OTHER-EXPENSES>                                 (126)
<LOSS-PROVISION>                                   352
<INTEREST-EXPENSE>                               9,893
<INCOME-PRETAX>                                 58,964
<INCOME-TAX>                                    23,278
<INCOME-CONTINUING>                                  0
<DISCONTINUED>                                       0
<EXTRAORDINARY>                                      0
<CHANGES>                                      (3,961)<F2>
<NET-INCOME>                                    39,647
<EPS-PRIMARY>                                     0.92<F3>
<EPS-DILUTED>                                        0

<F1> Includes net royalties of $39.6 million.
<F2> Effective January 1, 1997, the Company changed its method of accounting for product display fixtures located in its wholesale customers' retail stores, whereby the costs for such fixtures will be capitalized and amortized over five years using the straight-line method.  In prior years, these costs had been expensed as incurred. The Company believes that this new method will more closely match the long-term benefit that the product display fixtures provide with the expected future revenue from such fixtures. The cumulative effect of the change in accounting principle, recorded in the first quarter of 1997, is calculated based upon the retroactive effect of applying the new accounting method to prior year fixture acquisitions.  The effect of the change on the third quarter and nine months ended September 28, 1997 was to increase earnings by approximately $1.9 million and $2.8 million, respectively (or $0.04 and $0.06 per share, respectively), excluding the cumulative effect of the change in accounting principle.  The cumulative effect of the change in accounting principle of $4.0 million (after reduction for income tax expense of $2.7 million) is included in earnings for the nine months ended September 28, 1997.
<F3> Earnings per share includes the effect of a one-time change in accounting principle, which was equivalent to $0.09 per share.  Earnings per share, excluding the effect of the accounting change, was $0.83 per share.

